AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 1)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                     ---------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-2594
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:
                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000




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

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent") and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 6 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 2.  IDENTITY AND BACKGROUND

         Items 2(a)-(d) are hereby amended and supplemented as follows:

         Recent Developments Concerning Parent.

         On June 1, 1998, Parent and American Home Products Corporation ("AHP") announced that they entered into a definitive agreement to combine the two companies in a merger of equals transaction. In the transaction, AHP shareholders will retain their shares and Parent shareholders will receive 1.15 shares in the new company for each share of Parent that they currently own.

         The combined company's board of directors will consist of 22 members, with representation equally divided between AHP and Parent. Parent's Chairman and Chief Executive Officer, Robert B. Shapiro, and AHP's Chairman, President and Chief Executive Officer, John R. Stafford, will be co-chairmen and co-CEOs.

         The transaction is subject to, among other things, approval by both companies' shareholders, normal governmental reviews and other customary conditions. The merger is intended to qualify as a tax-free reorganization and to be accounted for on a pooling of interests basis.

         Parent issued a press release with respect to the merger on June 1, 1998, a copy of which is filed herewith as Exhibit (a)(7)(i) and incorporated herein by reference.

         On May 14, 1998 Parent and Cargill, Inc. announced that they had signed a letter of intent to form a worldwide joint venture to create and market new products enhanced through biotechnology for the grain processing and animal feed markets. The 50-50 joint venture would draw from Parent's capabilities in genomics, biotechnology and seeds and from Cargill's global agricultural input, processing and marketing infrastructure to develop and market new products

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


with traits aimed at improving the processing efficiencies and animal nutrition qualities of major crops.


ITEM 10.  ADDITIONAL INFORMATION.

         Items 10(b)-(c) are hereby amended and supplemented as follows.

         On June 2, 1998, the Parent, as the ultimate parent entity of the Purchaser, received a request for additional information ( a "Second Request") from the United States Department of Justice (the "DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the proposed acquisition of the Company pursuant to the Offer and the Merger. The Second Request extends the waiting period under the HSR Act until ten days after the request is substantially complied with, and no purchase of Shares may be consummated until the waiting period expires. The Parent and the Company intend to comply with the DOJ's requests for additional information as quickly as possible. In addition, the Merger Agreement requires the Purchaser to extend the Offer from time to time until such date as the Offer Conditions, including the expiration or termination of any waiting period under the HSR Act, have been satisfied, but not beyond November 9, 1999, unless the Offer is earlier terminated in accordance with the terms of the Merger Agreement.

         Following receipt of the Second Request, the Parent issued a press release on June 3, 1998, a copy of which is filed herewith as Exhibit (a)(7)(ii) and incorporated herein by reference.

         Foreign Approvals. According to publicly available information, the Company also owns property and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with governmental authorities in such countries and jurisdiction. The governments in such countries and jurisdictions might attempt to impose restrictions or other requirements on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance with such laws will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Subject to fiduciary responsibilities, each of the Company, Parent and the Purchaser have agreed in the Merger Agreement to use best efforts to cause the purchase of Shares pursuant to the Offer prior to the Outside Date, and consummation of the Merger to occur as soon as practicable after such purchase of Shares, and, without limiting the foregoing, Parent has agreed that if necessary to cause the purchase of Shares pursuant to the Offer prior to the Outside Date, Parent will, and will cause its Subsidiaries to, divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)    --   Offer to Purchase, dated May 15, 1998.*
(a) (2)    --   Letter of Transmittal.*
(a) (3)    --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.*
(a) (4)    --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other
                Nominees.*
(a) (5)    --   Notice of Guaranteed Delivery.*
(a) (6)    --   Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.*
(a) (7)    --   Text of press release issued by Parent and the Company on May
                11, 1998.*
(a)(7)(i)  --   Text of press release issued by Parent on June 1, 1998.
(a)(7)(ii) --   Text of press release issued by Parent on June 3, 1998.
(a)(8)     --   Form of Summary Advertisement, dated May 15, 1998.*
(b)        --   Not applicable.*
(c) (1)    --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser
                and Parent.*
(c) (2)    --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                Voting Trustees and the Registered Holders.*
(c) (3)    --   Investment  Agreement,  dated as of January  31,  1996,  between the  Company and Parent.*
(c) (4)    --   Stockholders' Agreement, dated as of January 31, 1996, between
                Parent and the other holders of Class A Shares of the Company.*
(c) (5)    --   Registration Rights Agreement,  dated as of January 31, 1996, between the Company and Parent.*
(c) (6)    --   Collaboration Agreement and License, dated as of January 31,
                1996, between the Company and Parent.**
(c) (7)    --   Corn Borer-Protected Corn License Agreement, dated as of January
                31, 1996, between the Company and Parent.**
(c) (8)    --   Glyphosate-Protected Corn License Agreement, dated as of January
                31, 1996, between the Company and Parent.**
(c) (9)    --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                dated as of January 31, 1996, between the Company and Parent.*
(d)        --   Not applicable.
(e)        --   Not applicable.
(f)        --   Not applicable.

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*     Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.













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


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1998


                                        MONSANTO COMPANY

                                        By:  /s/  DEREK K. RAPP
                                              Name:  Derek K. Rapp
                                              Title: Director, Mergers &
                                                     Acquisitions
                                                     (Authorized Officer)


                                        CORN ACQUISITION CORPORATION

                                        By:  /s/  ERIC FENCL
                                              Name:  Eric Fencl
                                              Title: Vice President and
                                                     Assistant Secretary

                                  EXHIBIT INDEX

   EXHIBIT
     NO.             DESCRIPTION
------------         -----------
(a)(1)      --   Offer to Purchase, dated May 15, 1998.*
(a)(2)      --   Letter of Transmittal.*
(a)(3)      --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.*
(a)(4)      --   Letter to Clients for Use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.*
(a)(5)      --   Notice of Guaranteed Delivery.*
(a)(6)      --   Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*
(a)(7)      --   Text of press release issued by Parent and the Company on May
                 11, 1998.*
(a)(7)(i)   --   Text of press release issued by Parent on June 1, 1998.
(a)(7)(ii)  --   Text of press release issued by Parent on June 3, 1998.
(a)(8)      --   Form of Summary Advertisement, dated May 15, 1998.*
(b)         --   Not applicable.*
(c)(1)      --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c)(2)      --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                 Voting Trustees and the Registered Holders.*
(c)(3)      --   Investment  Agreement,  dated as of January  31,  1996,
                 between the Company and Parent.*
(c)(4)      --   Stockholders' Agreement, dated as of January 31, 1996, between
                 Parent and the other holders of Class A Shares of the Company.*
(c)(5)      --   Registration Rights Agreement,  dated as of January 31, 1996, between the Company and Parent.*
(c)(6)      --   Collaboration  Agreement and License,  dated as of January 31,
                 1996, between the Company and Parent.**
(c)(7)      --   Corn Borer-Protected Corn License Agreement, dated as of
                 January 31, 1996, between the Company and Parent.**
(c)(8)      --   Glyphosate-Protected Corn License Agreement, dated as of
                 January 31, 1996, between the Company and Parent.**
(c)(9)      --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                 dated as of January 31, 1996, between the Company and Parent.*
(d)         --   Not applicable.
(e)         --   Not applicable.
(f)         --   Not applicable.

----------------
*   Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.
















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